UNSECURED CONVERTIBLE PROMISSORY NOTE

$763,174	August 31, 2015
Denver, Colorado

For value received, XTI Aircraft Company, a Delaware corporation (the “Maker”), promises to pay to David E. Brody (the “Holder”), the principal sum of Seven Hundred Sixty Three Thousand One Hundred Seventy Four and 00/xx US Dollars ($763,174.00) . Interest shall accrue from the date of this Unsecured Convertible Promissory Note (this “Note”) on the unpaid principal amount hereunder at a rate equal to 3.00% per annum; provided that on and after the Maturity Dates (as defined below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of this Note at a rate equal to 10.00% per annum. This Note replaces in its entirety that certain “Revolving Credit Promissory Note”, dated January 1, 2014, between the Maker and the Holder, and is subject to the following terms and conditions:

1.     Maturity. Unless converted as provided herein, all principal and any accrued but unpaid interest under this Note shall be due and payable as follows: (a) up to $250,000 ten days after the Maker actually receives at least $5 million in its account from investors (the “First Maturity Date”), (b) up to an additional $250,000 ten days after the Maker actually receives at least $10 million in its account from investors (the “Second Maturity Date”); and (c) up to an additional $263,174 ten days after the Maker actually receives at least $15 million in its account from investors (the “Third Maturity Date”). All amounts “from investors” under this Section 1 of this Note shall mean: (i) amounts invested from third parties and exclusive of amounts invested by Holder; and (ii) amounts from any debt and equity investments including but not limited to investors in Maker’s Regulation A+ financing. Subject to Section 2, below, interest shall accrue on this Note and shall be due and payable in full on each Maturity Date.

2.     Conversion.

(a)     Notice of Conversion. At any time on or before the Third Maturity Date, the Holder may, at his option, cause all or any portion of the unpaid principal and any accrued but unpaid interest under this Note to be converted into common stock of the Maker (the “Shares”) upon the terms set forth in Section 2(b), below, by providing written notice to Maker specifying the amount to be converted. The conversion shall be effective thirty (30) days after Maker’s receipt of said notice from Holder.

 (b)     Terms of Conversion. The Shares to be issued to the Holder upon a conversion pursuant to Section 2(a) shall be equal to the value of Shares based on a $35 million pre-money valuation of the Maker. The issuance of such Shares upon such conversion shall be upon the same terms and subject to the same conditions, and the Holder shall have the same rights, applicable to the financing which triggered the applicable Maturity Date and the Maker’s agreement and other documents governing such financing. Upon such conversion of this Note, the Maker and the Holder hereby agree to execute and deliver to each other all transaction documents related to the applicable financing necessary to effect the issuance of the Shares to the Holder.

 3.     Conversion Procedure. If this Note is converted pursuant to Section 2(a), the Maker shall give written notice to the Holder, notifying the Holder of the applicable conversion price, the amount of principal and any accrued but unpaid interest to be converted, the Shares to be issued, the date on which such conversion is expected to occur and a request for such Holder to physically surrender the Note to the Maker. Upon receipt of such notice, the Holder shall surrender this Note at the Maker’s principal executive office. Such conversion shall be deemed to have been made in connection with the closing of the applicable financing, and on and after such date the person entitled to receive the Shares issuable upon such conversion shall be treated for all purposes as the record holder of such Shares.

4.     Payment; Prepayment. All payments hereunder shall be made in lawful money of the United States of America at the Holder’s address on the signature page attached hereto or at such other place as the Holder hereof may from time to time designate in writing to the Maker. The Maker may prepay this Note (or any portion remaining after conversion) at any time after the Maturity Date without penalty by providing the Holder written notice of the Maker’s intent to prepay the Note.

5.     Transfer; Successors and Assigns. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the Maker and the Holder. Notwithstanding the foregoing, the Holder may not assign, pledge, or otherwise transfer this Note without the prior written consent of the Maker. Subject to the preceding sentence, this Note may be transferred only upon surrender of the original Note. Interest and principal are payable only to the Holder of this Note. The Maker cannot assign this Note or its obligations or rights hereunder without the approval of the Holder.

6.     Governing Law. This Note and all acts and transactions pursuant hereto and the rights and obligations of the Maker and the Holder shall be governed, construed and interpreted in accordance with the laws of the state of Delaware, without giving effect to principles of conflicts of law.

7.     Notices. All notices and other communications given or made pursuant to this Note shall be in writing and shall be deemed effectively given upon: (a) personal delivery to the party to be notified, (b) when sent, if received by electronic mail or facsimile during normal business hours of the recipient, and if not received during normal business hours, then on the recipient’s next business day, (c) five (5) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature pages hereto, or as subsequently modified by written notice.

8.     Amendments and Waivers. Any term of this Note may be amended only with the written consent of the Maker and the Holder.

9.     Entire Agreement. This Note constitutes the entire agreement between the Maker and the Holder pertaining to the subject matter hereof, and any and all other written or oral agreements existing between the Maker and the Holder are expressly canceled.

10.     No Counterparts. This Note may not be executed in any counterparts, and there shall be one Note, originally signed by the Maker and the Holder.

11.     Interest Rate Limitation. Notwithstanding anything to the contrary contained in this Note, the interest paid or agreed to be paid hereunder shall not exceed the maximum rate of non-usurious interest permitted by applicable law (the “Maximum Rate”). If the Holder shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal remaining owed under this Note or, if it exceeds such unpaid principal, refunded to the Maker. In determining whether the interest contracted for, charged, or received by the Holder exceeds the Maximum Rate, the Holder may, to the extent permitted by applicable law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of this Note.

12.     Loss of Note. Upon receipt by the Maker of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Note and, in the case of loss, theft or destruction, delivery of an indemnity agreement reasonably satisfactory in form and substance to the Maker or, in the case of mutilation, on surrender and cancellation of this Note, the Maker shall execute and deliver, in lieu of this Note, a new Note executed in the same manner as this Note, in the same principal amount as the unpaid principal amount of this Note and dated the date to which interest shall have been paid on this Note or, if no interest shall have yet been so paid, dated the date of this Note.

IN WITNESS WHEREOF, the Maker has executed this Unsecured Convertible Promissory Note as of the date first set forth above.

THE MAKER:

XTI AIRCRAFT COMPANY

By:	/s/ Andrew Woglom
Andrew Woglom, CFO

AGREED TO AND ACCEPTED:

/s/ David Brody
David E. Brody, an individual (Holder)

Address: 2209 Green Oaks Lane
                Greenwood Village, Colorado 80121